EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Taxes	$119,523	$122,887	$192,257	$180,835	$163,681
Fixed Charges (as below)	62,235	65,834	58,822	58,984	57,647
Total Earnings	$181,758	$188,721	$251,079	$239,819	$221,328

FIXED CHARGES
Interest Expense	$59,093	$63,362	$54,700	$55,286	$53,175
Credit for Allowance for Borrowed Funds Used During Construction	1,142	572	822	1,098	2,272
Estimated Interest Element in Lease Rentals	2,000	1,900	3,300	2,600	2,200
Total Fixed Charges	$62,235	$65,834	$58,822	$58,984	$57,647

Ratio of Earnings to Fixed Charges	2.92	2.86	4.26	4.06	3.83